1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2006
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F          V               Form 40-F
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes                         No          V
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:          .)

TSMC Says Carly Fiorina Agrees to Join Board of Directors as Independent Member
Hsinchu, Taiwan, R.O.C. — April 6, 2006 — Taiwan Semiconductor Manufacturing Co. Ltd. (TSMC) (NYSE: TSM) (TAIEX: 2330) announced today company Chairman Dr. Morris Chang has obtained the consent of Ms. Carleton (Carly) S. Fiorina, former Chairman and Chief Executive Officer of Hewlett-Packard Co., to serve as an independent member of the company’s Board of Directors.
“TSMC is committed to unceasing improvement in corporate governance to serve the best interests of its stakeholders,” said Dr. Morris Chang. “Sound corporate governance is rooted in a strong Board of Directors and we believe Ms. Fiorina’s wealth of experience in leading world-class companies, she will bring unique value to the board.”
TSMC Shareholders are scheduled to elect the company’s Board of Directors at the 2006 Annual General Meeting on May 16.
# # #
About Ms. Carly Fiorina
Throughout an extraordinary career in business, Carly Fiorina has successfully blazed new trails, taken risks and defied the odds. As the former chairman and chief executive officer of global technology solutions provider Hewlett-Packard, she brought all of her skills to bear to write a new chapter in the life of a historic company.
After joining HP in July 1999, Fiorina led the reinvention of the company many associate with the birth of Silicon Valley, returning HP to its roots of innovation and inventiveness. Fiorina successfully led HP’s controversial merger with Compaq Computer Corp., now recognized as the most successful high-tech merger in history.
In keeping with more than six decades of HP corporate stewardship, and during a time when corporations make up 51 of the 100 largest economies in the world, Fiorina called for a new era of leadership, one in which corporate leaders have an opportunity to redefine the role of the corporation, to use profit engines to raise the capabilities, extend the hopes, and extinguish despair of people across the globe.
Fiorina took an unconventional route to becoming CEO of a leading technology company, earning a bachelor’s degree in Medieval history and philosophy from Stanford University. Fiorina holds a master’s degree in business administration from the Robert H. Smith School of Business at the University of Maryland at College Park, Md., and a master of science degree from MIT’s Sloan School.
Prior to joining HP, Fiorina spent nearly 20 years at AT&T and Lucent Technologies, where she held a number of senior leadership positions and directed Lucent’s initial public offering and subsequent spin-off from AT&T.
Fiorina was named an Honorary Fellow of the London Business School in July 2001. She has been honored with the 2002 Appeal of Conscience Award and the 2003 Concern Worldwide “Seeds of Hope” Award in recognition of her worldwide efforts to make global citizenship a priority for business. The Private Sector Council honored Fiorina with its 2004 Leadership Award for her contributions to improving the business of government. The White House appointed her to the U.S. Space Commission to advise it on the nation’s space science agenda and contribute a broad range of high-tech expertise. Fiorina also sat on the New York Stock Exchange’s executive board.
Fiorina has previously served on the boards of Cisco Systems, Kellogg Company and Merck & Company. She currently serves on the boards of CyberTrust (specializing in cybersecurity), Revolution Healthcare Group and MIT Corporation Board of Trustees.
She is currently at work on a book about her career and her views on such issues as what constitutes a leader, how women can thrive in business and the role technology will continue to play in reshaping our world. The book will be published by the Portfolio imprint at Penguin Group and will be released in the fall of 2006.
Background Information on the addition of Ms. Carly Fiorina to TSMC’s Board of Directors
The Board of Directors is the cornerstone of corporate governance. Whether in organization, talent, or commitment to the company, TSMC’s Board of Directors measures up to the standards of world-class U.S. and European companies.
TSMC’s Board of Directors has two committees: the Audit Committee and the Compensation Committee. The work and responsibilities of these two committees are equal to that of the Board of Directors, and they convene one day before each quarterly board meeting. Therefore, the meeting period for TSMC’s Board of Directors takes up two full days each quarter.
According to New York Stock Exchange regulations, only independent directors can be members of the Audit and Compensation committees; therefore the quality and number of independent directors is key to the effectiveness of a corporate Board of Directors. TSMC has maintained three independent seats out of a nine-member board since 2002, and will now add another seat for a total of four independent board members. It is hoped that independent members will make up more than half of the Board of Directors in the future.
TSMC’s independent board members are all world-class business leaders or scholars. Currently, TSMC’s three independent board members are: Former British Telecom Chief Executive Officer Sir Peter Bonfield, Massachusetts Institute of Technology Professor Dr. Lester Thurow, and former Acer Group Chairman Mr. Stan Shih. All three are members of the Audit and Compensation Committees. Sir Peter Bonfield is Chairman of the Audit Committee and Mr. Stan Shih is Chairman of the Compensation Committee.
Once Ms. Carly Fiorina joins the Board of Directors, she will be a member of both the Audit Committee and Compensation Committee.
Ms. Carly Fiorina first began to win public acclaim during her term at Lucent Technologies. She was voted “world’s most powerful woman manager” and “one of the world’s most powerful managers” for virtually every year of her six-year term at Hewlett-Packard.
Dr. Morris Chang first made Ms. Fiorina’s acquaintance in 1999 and they have met many times in recent years. Both serve as trustees of the Massachusetts Institute of Technology. Dr. Chang and Ms. Fiorina hold great mutual respect for each other’s values, determination, abilities and accomplishments. Ms. Fiorina gladly accepted Dr. Morris Chang’s invitation to join TSMC’s Board of Directors as an independent member.

Attachment: Current TSMC Directors and Supervisors List

Title	Name	Education & Experience

Chairman	Morris Chang	· Ph. D., Electrical Engineering, Stanford University, USA

· Chairman, TSMC

Director	J.C. Lobbezoo
· M.A., Business Economics, Erasmus University ,

Rotterdam, the Netherlands

· Chief Financial Officer, Philips Semiconductors

International B.V.

· Executive Vice President, Philips International B.V.

Vice Chairman	F.C. Tseng	· Ph.D., Electrical Engineering, National Cheng-Kung

University

· Deputy CEO, TSMC

Director	Stan Shih	· Honorary Doctor of International Law, Thunderbird,

American Graduate School of International Management, USA

· Master of Science of Electronic Engineering, National

Chiao Tung University

· Founder/Chairman/CEO, The Acer Group

Director	Chintay Shih	· Ph.D., Electrical Engineering, Princeton University

· President, Industrial Technology Research Institute

· Professor and Dean, College of Technology Management,

National Tsing Hua University

Director	Sir Peter Leahy	· Engineering, Loughborough University of Technology, UK
Bonfield

· CEO and Chairman of the Executive Committee, British

Telecommunications Plc

· Vice President of the British Quality Foundation

Director	Lester Thurow	· Ph.D., Economics, Harvard University

· Staff Economist, US President's Council of Economic

Advisers

· Presidential Appointee, US National Commission for

Manpower Policy

· Dean of Sloan School of Management, MIT, USA

· Jerome and Dorothy Lemelson Professor of Management and

Economics, Sloan School of Management, MIT, USA

Director	Rick Tsai	· Ph.D., Material Science, Cornell University, USA

· President & CEO, TSMC

Attachment: Current TSMC Directors and Supervisors List (Continued)

Supervisor	Michel Besseau	· Master degree, Business Administration, Bowling

Green State University, USA

· Master degree, Business Administration, Audencia,

France

· Regional controller, Product Division of Philips

Semiconductors in Asia Pacific

Supervisor	James C. Ho	· Ph.D., Economics, University of Pittsburgh, PA, USA

· Deputy Executive Secretary, Development Fund,

Executive Yuan

Supervisor	Michael E. Porter	· Ph.D., Business Economics, Harvard University

· Counselor, US President's Commission on Industrial

Competitiveness

· Professor, Harvard Business School
TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602
TSMC Acting Spokesperson:
Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-666-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com
For further information, please contact:
Richard C.Y. Chung
Media Relations Manager, TSMC
Tel: 886-3-666-5038
Mobile: 886-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: April 6, 2006	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer